February 13, 2009

VIA EDGAR AND COURIER

Kevin W. Vaughn, Accounting Branch Chief

Michael Volley, Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE, Mail Stop 4561

Washington, DC 20549

Re:	Consumers Bancorp, Inc.

Form 10-K for Fiscal Year Ended June 30, 2008

Filed September 15, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008

Filed November 14, 2008

File No. 33-79130

Dear Messrs. Vaughn and Volley:

We have received your comments to the above referenced filings (the “filings”) set forth in your letter dated January 30, 2009. Our responses to your comments regarding the filings correspond to the numbers contained in your January 30, 2009 letter. For ease of review, we have included your comments in italic font with our responses below.

We respectfully respond to the comments as follows:

Form 10-K for the Fiscal Year Ended June 30, 2008

Allowance for Loan Losses, page 18

1.	Please address the following regarding your disclosure on page 18 that you consider anticipated loan portfolio growth in determining the allowance for loan losses.

a.	Please revise your future filings to specifically identify how you consider anticipated loan portfolio growth in determining the allowance for loan losses.

b.	Please revise your future filings to disclose how you determined that considering a future event is consistent with the guideline in SFAS 5 and SFAS 114 and specifically how this future event provides a more accurate estimate of probable incurred losses in your loan portfolio as of each balance sheet date.

c.	If you do not consider anticipated loan portfolio growth in determining the allowance for loan losses, please revise future filings to more clearly disclose your loan loss methodology.

Response:

Per the staff’s comments at (a), (b) and (c), future filings will be revised to exclude reference to anticipated loan portfolio growth, since this reference was made in error and is not reflective of our actual allowance for loan loss methodology. Accordingly we will revise future filings to remove this reference.

Item 9A(T) – Controls and Procedures, page 49

2.	It appears you have not disclosed the information required by Item 307 of Regulation S-X in accordance with the disclosure requirements of Item 9A(T) of Form 10-K. In your response, please provide us with the assertions required by Item 307 of Regulation S-X. Please confirm that you will provide this required disclosure in future filings.

Response:

We provide the assertions required by Item 307 of Regulation S-K in the following paragraph and confirm that we will provide this required disclosure in future filings.

The management of the Company is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rule 13a-15(e) of the Securities Exchange Act of 1934. As of June 30, 2008, an evaluation was performed under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, management concluded that the Company’s disclosure controls and procedures as of June 30, 2008 were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Act were recorded, processed, summarized and reported within the time period required by the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to the management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Exhibit 31 Section 302 Certifications

3.	We note that the identification of the certifying individuals at the beginning of the certification required by Exchange Act Rules 13a-14(a) also include the title of the certifying individuals. Please revise future filings to omit the individuals’ title.

Response:

Per the staff’s comment, the title of the certifying individuals at the beginning of the certification will be omitted in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Note 2-Securities, page 7

4.	You disclose that your trust preferred securities had an amortized cost of $986 and a market value of $456 and that the present value of the projected cash flows from the securities is sufficient for full re-payment of the amortized cost of the security. You disclose that you do not consider these securities to be other than temporarily impaired as of September 30, 2008. Please address the following regarding those disclosures:

a.	Given the significant and severity of the impairment on your trust preferred securities, please tell us and consider revising future filings to disclose the current credit rating(s) of the securities.

Response:

The trust preferred security the Company owns is rated as investment grade with a “Baa1” rating by Moody’s and a “A” rating by Fitch, however it has been placed on “rating watch negative” by both of these rating agencies. We will disclose the current credit rating of the security in future filings.

b.	Please provide us with your full detailed impairment analysis that considers all available evidence. Also, specifically identify and disclose in your future filings the events and factors to which you attribute the severity of the fair value decline and explain how you considered that in your impairment analysis.

Response:

Per the staff’s comment, we will revise our future filings to identify and disclose events and factors to which we attribute the severity of the fair value decline as follows:

“The fair value of this security has declined due to the fact that subsequent offerings of similar securities pay a higher rate of return. This higher rate of return reflects the increased credit and liquidity risks in the marketplace.”

Based on management’s evaluation of the trust preferred security, the present value of the projected cash flows is sufficient for full re-payment of the amortized cost of the security and, therefore it is believed the decline in fair value is temporary due to current market conditions. Copies of our full detailed impairment analysis are attached to the hard copy of this response letter as Attachment 1, together with requests for confidential treatment under the Freedom of Information Act, which are being delivered to the Staff via courier.

In connection with our responses to the Letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments or requests for additional information to the undersigned at (330) 868-9003 or fax number (330) 868-6304.

Sincerely,

/s/ Renee Wood

Renee Wood

Chief Financial Officer and Treasurer